SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Nuclear Finance Holding, Inc.
                   425 West Capitol Avenue
                   Little Rock, AR  72201

     This certificate is notice that Entergy Nuclear Finance Holding, Inc., an Arkansas corporation ("the Corporation") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note (the "Note") issued
             by the Corporation pursuant to the
             terms of a Credit Agreement (the
             "Credit Agreement") between Entergy
             Nuclear Finance Holding, Inc.
             ("ENFH") and Entergy Power Saltend,
             Ltd. ("EPSL") which Credit Agreement
             (and related Note) were entered on
             December 27, 2001.

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             $192 million

      4.     Rate of interest per annum of each
             security:  6.11%, which is EPSL's
             effective cost of capital, within
             the meaning of Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EPSL and notified to ENFH,
             in each case, computed on the basis
             of a 365 day year for the actual
             number of days (including the first
             day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             December 27, 2001

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             January 25, 2002

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             EPSL

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The aggregate amount of advances
             outstanding under the Note, up to
             the full principal amount of $192
             million.

     11.     Application of proceeds of each
             security:
             To be used by ENFH to repay
             outstanding indebtedness to Entergy
             Corporation incurred to finance the
             acquisition of an "exempt wholesale
             generator," as defined in Section 32
             of the Public Utility Holding
             Company Act of 1935, as amended.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY NUCLEAR FINANCE
                            HOLDING, INC.


                            BY: /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Dated:  January 25, 2002